February 25, 2016

Mr. Stephen Krikorian

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Zix Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 11, 2015
File No. 000-17995

Dear Mr. Krikorian:

This letter sets forth the response of Zix Corporation (the “Company”) to the oral comments (the “Oral Comments”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 23, 2016 on a phone call from the Staff regarding the Staff’s review of the Company’s February 3, 2016 responses to comments raised in your letter dated January 21, 2016. For your convenience, we have repeated each Oral Comment and set forth our response below each Oral Comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

Staff Comment:

1.	Explain in greater detail how you determined your revenue arrangements were within the scope of software revenue guidance in ASC 985-605-15-3.

www.zixcorp.com    2711 N. Haskell Ave.  |  Suite 2200, LB 36  |  Dallas, TX 75204  |  phone 214 370 2000  |  fax 214 515 7385

U.S. Securities and Exchange Commission

February 25, 2016

Company Response:

Determining if software arrangements fall within scope of ASC 985-605, paragraph 985-605-15-3 states, “The guidance in the Subtopic applies to the following transactions and activities: (a) Licensing, selling, leasing, or otherwise marketing computer software; (b) superseded; (c) The software and software-related elements of arrangements that include software that is more-than-incidental to the products or services in the arrangement as a whole.”

We have determined that substantially all of our arrangements are within the scope of 985-605 (“the Software Revenue Recognition rules”). The predominant element in our multiple element arrangements is software that is sold via a subscription license and resides at customer sites. The other elements in our arrangements are bundled with the software and the bundle is sold as one unit as explained below. The arrangements are within the scope of 985-605 because our software is sold and delivered to our customers, meeting the guidance in clause (a) of ASC 985-605-15-3. Additionally, as required by clause (c) of ASC 985-605-15-3, our software is more-than-incidental to the services in the arrangement as a whole due to its predominant role in delivering the value of the service further explained below.

Our software arrangements are sold as a single unit consisting of the following multiple elements: (i) subscription licensed software delivered to the customer’s site, (ii) ongoing customer support and, (iii) access to our hosted encryption network (Zix encryption network) during the term of the customer agreement. Software at the customer site performs critical functions of the email encryption process and is the predominant element in our arrangements. Actions performed by our software at the customer site include identifying when encryption is needed through the use of filters and lexicons, determining the best method of delivery (BMOD) by examining secure connection options and selecting the BMOD. BMOD is a key marketing differentiator for us and is defined as the most secure and easiest method to deliver encrypted email. Customer support includes unspecified software upgrades, updates and bug fixes and access to live technical support technicians and on-line knowledge resources. Access to the Zix encryption network includes secure connectivity to our central network. This central network facilitates transparent encrypted email exchange (that is, encrypted emails are delivered to the recipient without the need for passwords or registration of identification credentials) among all of our customers by providing public encryption keys (asymmetrical encryption requires two keys - a public key provided by the central network and a private key generated by the software at the customer site). The delivered software element is essential to the functionality and utility of this central network. The network also enables our customers to send encrypted emails to non-Zix customer recipients through a portal. Finally, customers can install the software on their own hardware or we can deliver our owned hardware (with our software installed on such hardware) to the customer site.

U.S. Securities and Exchange Commission

February 25, 2016

In all revenue arrangements we cannot determine vendor specific objective evidence (VSOE) and we cannot establish separate units of accounting for the multiple elements our arrangements that are bundled and sold as one unit. All revenue arrangements are sales of subscription based (i.e. time-based) licenses. We defer revenue until the software is delivered and the service is deployed. Upon deployment, we commence revenue recognition and revenue is recognized ratably over the subscription period generally ranging from 1 to 3 years.

Staff Comment:

2.	Tell us how you considered the guidance in ASC 985-605-55-121 and ASC 985-605-55-122 in your conclusion that your arrangements are within the scope of ASC 985-605.

Company Response:

Paragraphs 121 and 122 of ASC 985-605-55 address the scope implications of 985-605 applied to hosting arrangements. Hosting arrangements are defined in EITF 00-03, paragraph 1 as follows: “In connection with the licensing of software products, an arrangement in which an end user of the software does not take possession of the software; rather the software application resides on the vendor’s or third party’s hardware, and the customer accesses and uses the software on an as-needed basis over the Internet or via a dedicated line.” Paragraphs 121 and 122 state that; “A software element subject to this Subtopic is only present in a hosting arrangement if both of the following criteria are met: (a) The customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and (b) It is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.”

In analyzing our arrangements, we have concluded that our arrangements are outside the scope of the definition of “hosting arrangements” for the following reasons:

(i) software in a hosting arrangement resides on the vendor’s hardware while ours is delivered to the customer and resides on the customer’s hardware at the customer’s site. As a convenience to our customers, we will provide hardware to the customer to use during the term of the arrangement, but we retain ownership of the hardware and it is returned to us at the conclusion of the term; and

(ii) in a hosting arrangement, the customer uses the software on an as-needed basis over the internet or dedicated line. Software in our arrangements resides on the customer’s site and is accessed through the customer’s own network.

U.S. Securities and Exchange Commission

February 25, 2016

As explained above, software delivered to customers is the predominant element in our bundled arrangements. The bundled arrangements also include a hosted element, the Zix encryption network. Because we only sell the elements as a single unit, we do not have VSOE and we treat our multiple element arrangements as a single unit of accounting applying the software revenue guidance in 985-605.

However, although our arrangements are not considered hosting arrangements, the software delivered to customers meets the two criteria of paragraphs 121 and 122 for hosting arrangements. Per the first criteria, in our software license agreements the customer owns the right to use the software for the term of the customer agreement and it is delivered to the customer site for term of the license agreement. In the second criteria, the software generally runs on any platform and for convenience we allow our customers to run the software on their own hardware. Notwithstanding meeting the criteria of paragraphs 121 and 122, such paragraphs are inapplicable as our arrangement is not considered a “hosting arrangement.”

Based on our review of the software revenue recognition guidance, we intend to review and update, as applicable, our disclosure in our Form 10-K related to Critical Accounting Policies Disclosure and Footnote disclosure of Summary of Critical Accounting Estimates. We have included below a draft disclosure we anticipate including in our upcoming Form 10-K related to Critical Accounting Policies Disclosure - Revenue Recognition and Software Development Costs.

“Updated Critical Accounting Policies Disclosure - Revenue Recognition

We develop, market, and support applications that connect, protect and deliver information in a secure manner. We derive our revenue from subscription fees for rights related to the use of our software. Software subscription terms typically range from one to three years.

Revenue is recognized when all of the following criteria have been met:

•	persuasive evidence of an arrangement exists,

•	delivery has occurred or services have been rendered,

•	the price is fixed and determinable, and

•	collectability is probable.

Discounts provided to customers are recorded as reductions in revenue.

We have determined that substantially all of our revenue arrangements are in scope of the software revenue recognition rules. Multiple elements in our software arrangements are sold as a single unit consisting of the following elements: (i) subscription licensed software delivered to the customer’s site, (ii) ongoing customer support and, (iii) access to our hosted encryption network (Zix encryption network) during the term of the agreement.

U.S. Securities and Exchange Commission

February 25, 2016

(i) Software at the customer site performs critical functions of the email encryption process and is the predominant element in our arrangements. Actions performed by the software at the customer site include identifying when encryption is needed through the use of filters and lexicons, determining the best method of delivery (BMOD) by examining secure connection options and selecting the BMOD. BMOD is a key marketing differentiator for us and is defined as the most secure and easiest method to deliver encrypted email. Customers can install the software on their own hardware or we can deliver to the customer site hardware that we own.

(ii) Customer support includes unspecified software upgrades, updates and bug fixes and access to live technical support technicians and on-line knowledge resources.

(iii) The Zix encryption network includes access to our central network which facilitates transparent encrypted email exchange among all of our customers by providing public encryption keys (asymmetrical encryption requires two keys - a public key provided by the central network and a private key generated by the software at the customer site). The delivered software element is essential to the functionality and utility of this central network. The network also enables our customers to send encrypted emails to non-Zix customer recipients through a portal.

A small portion of our revenue (less than 5% in 2015) is derived from hosted email encryption solutions. We apply general revenue recognition guidance to these hosted arrangements.

In all revenue arrangements we cannot determine vendor specific objective evidence (VSOE) and we cannot establish separate units of accounting for the multiple elements of our arrangements that are bundled and sold as one unit. All revenue arrangements are sales of subscription based (i.e. time-based) licenses. We defer revenue until the software is delivered and the service is deployed. Upon deployment, we commence revenue recognition and revenue is recognized ratably over the subscription period generally ranging from one to three years.”

“Updated Summary of Significant Accounting Policies Disclosure - Software Development Costs

Costs incurred in the development and testing of subscription software products related to research, project planning, training, maintenance and general and administrative activities, and overhead costs are expensed as incurred. The costs of relatively minor upgrades and enhancements to the software are also expensed as incurred.

Costs for the development of new software solutions and substantial enhancements to existing software solutions are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. No research and development costs have been capitalized because we believe that technological feasibility is established concurrent with general release to customers.

U.S. Securities and Exchange Commission

February 25, 2016

Research and development costs associated with software developed for internal use on behalf of our customers are capitalized. To date, capitalized costs for software developed for internal use on behalf of our customers were not material.”

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing addresses the Commission’s comments. Please call our Chief Financial Officer, Michael W. English at (214) 370- 2025, if you have any questions regarding the foregoing. Thank you.

Very truly yours,

/s/ Justin K. Ferguson

Justin K. Ferguson
Vice President and General Counsel

cc:	Melissa Walsh, Securities and Exchange Commission